Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

EMCLAIRE FINANCIAL CORP.

Article 1. Name. The name of the corporation is Emclaire Financial Corp. (hereinafter referred to as the “Corporation”).

Article 2. Registered Office. The address of the registered office of the Corporation in the Commonwealth of Pennsylvania is 612 Main Street, Emlenton, Pennsylvania 16373, in the County of Venango.

Article 3. Nature of Business. To have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may be incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended.

Article 4. Duration. The term of the existence of the Corporation shall be perpetual.

Article 5. Capital Stock.

A. Authorized Amount. The total number of shares of capital stock which the Corporation has authority to Issue is 15,000,000 of which 3,000,000 shall be serial preferred stock, par value $1.00 per share (hereinafter the “Preferred Stock”), and 12,000,000 shall be common stock, par value $1.25 per share (hereinafter the “Common Stock”). Except to the extent required by governing law, rule or regulation, the shares of capital stock may be issued from time to time by the Board of Directors without further approval of stockholders. The Corporation shall have the authority to purchase its capital stock out of funds lawfully available therefor.

B. Common Stock. Except as provided in this Article 5 (or in any resolution or resolutions adopted by the Board of Directors pursuant hereto), the exclusive voting power shall be vested in the Common Stock, with each holder thereof being entitled to one vote for each share of such Common Stock standing in the holder’s name on the books of the Corporation. Subject to any rights and preferences of any class of stock having preference over the Common Stock, holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors out of funds lawfully available therefor. Upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock shall be entitled to receive pro rata the remaining assets of the Corporation after the holders of any class of stock having preference over the Common Stock have been paid in full any sums to which they may be entitled.

C. Authority of Board to Fix Terms of Preferred Stock. A description of each class of shares and a statement of the Voting rights, designations, preferences, qualifications, privileges, limitations, options, conversion rights, and other special rights granted to or imposed upon the shares of each class and of the authority vested in the Board of Directors of the Corporation to establish series of Preferred Stock or to determine that Preferred Stock will be issued as a class without series and to fix and determine the voting rights, designations, preferences and other special rights of the Preferred Stock as a class or of the series thereof are as follows:

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Preferred Stock may be issued from time to time as a class without series or in one or more series. Each series shall be designated by the Board of Directors so as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors may by resolution from time to time divide shares of Preferred Stock into series, or determine that the Preferred Stock shall be issued as a class without series, fix and determine the number of shares in a series and the terms and conditions of the issuance of the class or the series, and, subject to the provisions of this Article 5, fix and determine the rights, preferences, qualifications, privileges, limitations and other special rights, if any, of the class (if none of such shares of the class have been issued) or of any series so established, including but not limited to, voting rights (which may be limited, multiple, fractional or non-voting rights), the rate of dividend, if any, and whether or to what extent, if any, such dividends shall be cumulative (including the date from which dividends shall be cumulative, if any), the price at and the terms and conditions on which shares may be redeemed, if any, the preference and the amounts payable on shares in the event of voluntary or involuntary liquidation, sinking fund provisions for the redemption or purchase of shares in the event shares of the class or of any series are issued with sinking fund provisions, and the terms and conditions on which the shares of the class or of any series may be converted in the event the shares of the class or of any series are issued with the privilege of conversion.

The Board of Directors may, in its discretion, at any time or from time to time, issue or cause to be issued all or any part of the authorized and unissued shares of Preferred Stock for consideration of such character and value as the Board of Directors shall from time to time fix or determine.

Article 6. Incorporators. The name and mailing address of each original incorporator of the Corporation was as follows:

Name	Address	Number & Class of Shares
Ronald L. Ashbaugh	Box 154 Emlenton, Pennsylvania 16273	1
Clinton R. Coulter	Box 354 Parker, Pennsylvania 16059	1
Bernadette H. Crooks	Route 1 Box 368 Clarion, Pennsylvania 16214	1
George W. Freeman	Box 667 Knox, Pennsylvania 16232	1
Rodney C. Heeter	Box 218 Sligo, Pennsylvania 16255	1
Robert L. Hunter	332 W. Sunbury Road Butler, Pennsylvania 16001	1
J. Michael King	Route 3 Emlenton, Pennsylvania l6373	1
John B. Mason	Box 239 Knox, Pennsylvania 16232	1

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Article 7. Preemptive Rights. The shareholders of this Corporation shall not have preemptive rights with respect to any securities of this Corporation.

Article 8. Merger, Consolidation, Liquidation or Dissolution. No merger, consolidation, liquidation or dissolution of this Corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of this Corporation shall be valid unless first approved by the holders of at least two-thirds of the shares of Common Stock of this Corporation which are issued and outstanding and entitled to vote generally in an election of directors, as well as such additional vote of the Preferred Stock as may be required by the provisions of any series thereof. This two-thirds vote requirement referenced in the preceding sentence shall not apply if (i) the merger or other transaction is first approved by a majority of the Board of Directors of the Corporation then in office, or (ii) the Corporation is the surviving entity of the merger, consolidation or other transaction, and in either such event, the action will require only such affirmative vote as may be required by applicable law. This Article 8 may not be amended unless first approved by the affirmative vote of the holders of at least two-thirds of the shares of Common Stock of this Corporation which are issued and outstanding and entitled to vote generally in an election of directors, as well as such additional vote of the Preferred Stock as may be required by the provisions of any series thereof.

Article 9. Cumulative Voting. Cumulative voting rights shall not exist with respect to the election of directors.

Article 10. Opposition of Tender (or Other Offer).

A.       The Board of Directors may, if it deems it advisable, oppose a tender or other offer for the Corporation’s securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the Board of Directors may, but Is not legally obligated to, consider any relevant, germane or pertinent issue; by way of illustration, but not to be considered any limitation on the power of the Board of Directors to oppose a tender or other offer for this Corporation’s securities. The Board of Directors may, but shall not be legally obligated to, consider any or all of the following:

(i)       Whether the offer price is acceptable based on the historical and present operating results or financial condition of this Corporation;

(ii)       Whether a more favorable price could be obtained for this Corporation’s securities in the future;

(iii)       The social and economic effects of the offer or transaction on this Corporation and any of its subsidiaries, employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which this Corporation and any of its subsidiaries operate or are located;

(iv)       The reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors, and customers of the Corporation and its subsidiaries arid the future value of the Corporation’s stock;

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(v)       The value of the securities (if any) which the offeror is offering in exchange for the Corporation’s securities, based on an analysis of the worth of the corporation or other entity whose securities are being offered;

(vi)       The business and financial conditions and earnings prospects of the offeror, including, but not limited to, debt service and other existing or likely financial obligations of the offeror, and the possible affect of such conditions upon this Corporation and any of its subsidiaries and the other elements of the communities in which this Corporation and any of its subsidiaries operate or are located;

(vii)       Any antitrust or other legal and regulatory issues that are raised by the offer.

B.       If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose, including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the offeror corporation’s securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

The Corporation’s Articles of Incorporation were amended and restated to reflect an amendment to Article 8, which was approved by the Board of Directors on January 17, 2018 and the shareholders of the Corporation on May 23, 2018 and were effective on May 23, 2018.

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